UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-53649
KBS REAL ESTATE INVESTMENT TRUST II, INC.
(Exact name of registrant as specified in its charter)
______________________________________________________
800 Newport Center Drive, Suite 700
Newport Beach, California 92660
(949) 417-6500
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)
Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certifications or notice date: None
Pursuant to the requirements of the Securities Exchange Act of 1934, KBS Real Estate Investment Trust II, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

Dated: May 5, 2023	BY:	/s/ Jeffrey K. Waldvogel
Jeffrey K. Waldvogel
Chief Financial Officer, Treasurer and Secretary